CARBON NATURAL GAS COMPANY

1700 Broadway, Suite 1170

Denver, Colorado  80290

October 12, 2011

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Carbon Natural Gas Company (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 12, 2011

File No. 333-176287

Dear Ms. Parker:

This letter is in response to your comment letter dated September 30, 2011.  Contemporaneously with this letter the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).   The Company’s responses to your comments are set forth below.

Risk Factors, page 5

Our estimates of proved reserves at June 30, 2011 and at December 31, 2010 and 2009 . . ., page 7

Comment 1.                                We note your statement “The SEC has released only limited interpretive guidance regarding reporting of [proved undeveloped] reserve estimates under this new [begin within five years of booking] rule and may not issue further interpretive guidance on the new rule.”   The “five year rule” quantifies the allowable delay to initiation of a development project after the booking of its associated proved undeveloped reserves.  Questions 108.01 and 131.03 to 131.06 at our website,
www.sec.gov/divisions/ corpfin/guidance/oilandgas-interp.htm, present criteria for a development project and guidance on matters relating to PUD reserves.  Please explain to us the situations for which you require further guidance.

Response:             The Company does not currently require any further guidance with respect to the “five year rule.”  The language cited above was included in the Registration Statement because the Company intended to alert readers that the rule at issue is relatively new and typically guidance and authority on newly enacted rules is limited and may not address a particular situation that the Company may encounter.  However, because the Company is not currently faced with a situation where it needs guidance on the “five year rule”, the language cited in the comment has been removed in Amendment No. 2.

Drilling for and producing natural gas and oil are high risk activities . . . , page 11

Comment 2.                                Please amend your document to disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing.

Response:             Complied.  The Company has added language to the risk factor cited above that addresses the potential consequences of loss of hydrocarbon containment during drilling, transportation and processing.

We may suffer losses or incur environmental liability in hydraulic fracturing operations . . . , page 12

Comment 3.                                We note your mitigating language, “These formations are generally geologically separated and isolated from fresh ground water supplies by protective rock layers.  Over much of our acreage, wells are stimulated with nitrogen only, with no risk of a spill since nitrogen becomes a gas once released to atmospheric pressure.”  Please amend your document to remove this and similar language elsewhere that mitigates the risk factor under discussion.

Response:             Complied.  The language cited has been removed both from the risk factor cited on page 12 of Amendment No. 2 and from the discussion under the heading “Environmental” on page 39 in the Description of the Business section of the Registration Statement.

Description of the Business, page 26

Glossary of Natural Gas and Oil Terms, page 28

Comment 4.                                Your description of the Standardized Measure includes “. . . an estimate of the present value of the estimated future net revenues from proved natural gas or oil reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs, and operating expenses, but before deducting any estimates of U. S. federal income taxes.”  The Standardized Measure is net of estimated future federal income taxes.  Please amend your document to disclose this.

Response:             Complied.  The definition of Standardized Measure has been revised in Amendment No. 2 on page 28.

Reserves, page 34

Comment 5.                                Please amend your document to present oil reserve figures separately from gas reserve figures.

Response:             Complied.  On page 34 of Amendment No. 2 oil reserve figures are presented separately from gas reserve figures.

Comment 6.                                Item 1203(c) of Regulation S-K requires that you discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.  Please amend your document to comply with Regulation S-K.

Response:             Complied.  On page 35 of Amendment No. 2 disclosure has been added regarding progress made during the year to convert proved undeveloped reserves to proven developed reserves.

Comment 7.                                Rule 4- 10(a)(31)(ii) of Regulation S-X requires undrilled locations to be scheduled for drilling within five years in order for undeveloped reserves to be claimed.  Please amend your document to explain, if true, the reasons material PUD reserves are scheduled for drilling beyond five years from booking.

Response:             The Company believes it is in compliance with Rule 4- 10(a)(31)(ii) of Regulation S-X.   In Amendment No. 2 the Company revised the disclosure on page 35 to better explain when reserves are classified as proved developed oil and gas reserves and proved undeveloped oil and gas reserves.

Preparation of Reserve Estimates, page 35

Comment 8.                                We note your statement, “Undrilled locations can be classified as having proved undeveloped reserves if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.”  The five year schedule is a necessary but not sufficient condition for PUD reserves to be claimed.  Please amend your document to clarify this statement.

Response:             Complied.  On page 36 of Amendment No. 2 the statement cited above has been deleted and the Company added disclosure to better explain when reserves are classified as proved developed oil and gas reserves and proved undeveloped oil and gas reserves.

Comment 9.                                Item 1202(a)(6) of Regulation S-K requires a general discussion of the technologies used to estimate material, disclosed reserves.  Please amend your document to satisfy this requirement.

Response:             Complied.  In Amendment No. 2 disclosure has been added regarding the technologies used to estimate material disclosed reserves starting on page 36.

Comment 10.                         We note 90+ year projected economic lives in the projected cash flow summaries for the ING and NEC PDP properties as well as the nominal 3% terminal production decline rates used in your Kentucky and West Virginia largest PDP properties referenced in comment 21 in our letter dated September 9, 2011.  With reasonable detail, please:

•                       Explain to us the technical basis for these economic lives and decline rates.  Include analogy wells that have achieved such productive durations and decline rates.

•                       Address how such durations comply with the requirement for reasonable certainty for proved reserves, i.e. the recovery of the proved quantity is much more likely to be achieved than not.

•                       Tell us the portion of your company reserves scheduled for production in the first 20, 30 and 40 years.

Response:             With respect to the Company’s projections for the long life and low decline rates of our Kentucky and West Virginia wells we note that these attributes are a fairly common feature of Appalachian Devonian Shale natural gas production. There are numerous wells located in eastern Kentucky and West Virginia which have been commercially producing for greater than 90 years. There are even producing wells that were initially drilled in the later 1800’s. The primary limiting factor on well life in this area is the intervention of development for other purposes such as mining, road construction and construction activity.

The Company’s existing wells are relatively new, all having been drilled since the 1940’s. We do operate eleven wells which were drilled between 1948 and 1955.  Additional information on well life spans in this area can be found at: http://kgs.uky.edu/kgsweb/datasearching/OilGas/OGSearch.asp. Information at this website reveals numerous producing gas wells with drill dates in the 1920’s in eastern Kentucky, including wells located in Floyd, Greenup, Lawrence, Knott, Perry, and Pike Counties, where the Company owns and operates wells. Along with this response letter we have provided this information to the Commission staff.

Implicit in these long lives are low decline rates. The 3% used is an industry convention, superannuated Devonian Shale wells often demonstrate declines of 1% or less. Since many of our wells have contributing reservoirs other than shale (Mississippian and Silurian) the 3% is believed to be a prudent restriction. For a technical discussion of the producing mechanism of the Devonian Shale, please see SPE 14446 available at:

http://www.pe.tamu.edu/wattenbarger/public_html/Selected_papers/—Shale%20Gas/SPE14446.pdf, which we have provided along with this response letter.

The eleven Company wells referenced above demonstrate a 2.6% decline since 1994, although this decline rate may go lower as the wells age.

The Company believes the long well life durations in the area and in the Appalachian Devonian Shale support the projected economic lives of the proved developed producing properties in the material previously provided to the Commission on a supplemental basis, and that the recovery of the proved quantity is much more likely to be achieved than not.

The portion of the reserves to be produced over time is as follows:

20 years	54%
30 years	70%
40 years	80%

Comment 11.                         Please identify—including API number—and provide estimated ultimate recovery figures for producing wells supporting the largest PUD reserves in West Virginia and Illinois referenced in our prior comment 21.

Response:             In support of the Company’s horizontal PUDs, the majority of which are located in West Virginia, the following reserves are tabulated for analogous offset wells:

Carbon Fuels Devonian Siltstone Offsets	EUR - mmcf
47-059-01924	512
47-059-01933	482
47-059-01936	611
47-059-01937	353
47-059-01938	770
47-059-02040	336
47-059-02049	708
47-059-02059	406
47-059-02060	1113
47-059-02061	707
47-059-02097	416
47-059-02116	862
47-059-02117	212
47-059-02118	592

In support of Illinois Coal Seam Gas horizontal PUD, the following vertical coal seam wells were considered:

Crawford Co., Il CSG offsets
API	Lease name/well no.	EUR - mmcf
120333749800	Halter & Rich1	10
120333751000	Holscher 1	291
120333751600	Holscher 2	228
120333758800	Holscher 3	122
120333748200	Patton 4	204
120330100102	Rice 1	497
120333756100	Rice 2	628
120333738500	Rice 3	190

Comment 12.                         We note that your June 30, 2011 reserve report presents ten entities scheduled for initial production by September, 2011 and requiring $2.8 million in estimated development capital.  Please amend your document to disclose the status of these properties as prescribed by Item 1206(a) of Regulation S-K.

Response:             Complied.  On page 34 of Amendment No. 2 disclosure has been added regarding the status of the properties referenced in the reserve estimates.

Undeveloped Acreage Expirations, page 41

Comment 13.        We note that the 2011 undeveloped lease expirations as of June 30, 2011 are approximately 11,000 net acres smaller than those as of December 31, 2010.  Please affirm to us, if true, that the omitted acreage has expired.

Response:             The difference in the undeveloped lease acreage expirations for 2011 at June 30, 2011 versus December 31, 2010, was due to leases that expired during the six months ended June 30, 2011.

Production, Average Sales Prices, and Production Costs, page 41

Comment 14.        Please amend your document to present your historical oil production in units of barrels and your historical natural gas sales prices as dollars per MCF of gas.  Reconcile the production/sales figures presented here with those in your supplemental oil and gas data on page F-25.

Response:             Complied.  On page 41 of Amendment No. 2 the Registration Statement has been amended to present our historical oil production in units of barrels and historical natural gas sales prices as dollars per Mcf of gas.   As presented, in Amendment No. 2 the production data on page 41 is the same as the production data on page F-25.

Director Independence, page 73

Comment 15.        We note your response to comment 13 from our letter dated September 9, 2011.  Although Nasdaq Listing Rule 5602(a)(2) would not automatically disqualify Messrs. Lawrence and Leidel as independent directors, their control of the company and their ability to influence corporate action to maintain this control appears to be at odds to your conclusion of independence.  To the extent that you identify Messrs. Lawrence and Leidel as independent directors, please also provide context to this designation by disclosing why their majority ownership of the Company and recent participation in the June 2011 private placement, including the subsequent vote to authorize additional shares, does not disqualify them as independent directors.

Response:             After receipt of the Commission’s comment letters, and as part of the preparation for its upcoming annual meeting of stockholders, the Company has reevaluated the independence of its directors.  After further analysis the Company no longer considers Messrs. Lawrence and Leidel as “independent” as a result of their control over the shares of Company common stock held by each of: (i) Yorktown Energy Partners V, LP; (ii) Yorktown Energy Partners VI, LP; and (iii) Yorktown Energy Partners IX, LP.   Collectively these entities currently own greater than 50% of the Company’s outstanding common stock.  The Company intends to regularly evaluate the independence of its directors, and depending on the circumstances present at the time of future evaluations could again deem Messrs. Leidel and Lawrence to be “independent.”  Notwithstanding that they are not currently considered independent, the Company believes that to date Messrs. Leidel and Lawrence have exercised their business judgment in the best interests of the Company and its stockholders.

The Company has revised the disclosure on page 73 of Amendment No. 2 to disclose that neither Mr. Leidel nor Mr. Lawrence are currently considered “independent.”

Notes to Consolidated Financial Statements, page F-8

Note 17 — Supplemental Financial Data — Oil and Gas Producing Activities (unaudited) (continued), page F-25

Comment 16.        FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves.  Please amend your document to explain the details/circumstances of the 2009 revision and the 2010 extensions and discoveries.

Response:             Complied.  In Amendment No. 2 Note 17 has been revised to explain the circumstances of the 2009 revision and the 2010 extensions and discoveries.

Comment 17.        Please explain to us the details of the 2010 addition of almost 24 BCFG with the 2010 development expenditure of $2.8 million or 12¢/MCFE.  Address the fact that it appears this development expenditure did not appreciably reduce PUD reserves.

Response:             Please note that the disclosure added in response to Comment Nos. 12 and 16 address the increase in 2010 extensions and discoveries and development activity in 2010 of the Company’s PUD reserves.

Note 5. Property and Equipment, page F-15

Comment 18.        We note your response to our prior comment 15 and the additional line item to the balance sheet for the years ended December 31, 2010 and December 31, 2009, along with your additional disclosure.  Please revise your disclosure to include a description of the current status of the significant unproved properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation as required by Rule 4-10(c)(7) of Regulation S-X.

Response:             Complied.  In Amendment No. 2 on page F-14 in Note 5 the Company added disclosure to describe the current status of the significant unproved properties or projects at issue, including the anticipated timing of the inclusion of the costs in the amortization computation as required by Rule 4-10(c)(7) of Regulation S-X.

Standardized Measure of Discounted Future Net Cash Flows, page F-27

Comment 19.        Please amend your document to disclose the 12 month average benchmark prices and the 12 month average adjusted prices you used to estimate your 2009 and 2010 proved reserves and associated standardized measure.

Response:             Complied.  In Note 17 on page F-27 of Amendment No. 2 the 12 month average benchmark prices and the 12 month average adjusted prices we used to estimate our 2009 and 2010 proved reserves and associated standardized measure are disclosed.

Comment 20.        We note that the unit production cost (including production taxes) for the 2010 standardized measure is $1.08/MCFE and the 2010 historical unit production cost is $1.47/MCFE inclusive of production taxes.  Please explain to us the reasons for this significant difference.

Response:             The unit production cost for 2010 of $1.47 included one-time charges related to ad valorem tax obligations on our properties in West Virginia that increased unit production costs by $0.11 per Mcfe.  In its presentation of standardized measure of discontinued future net cash flows, the Company includes production taxes as a component of future cash inflows versus a component of future development costs.  If production taxes are excluded for comparative purposes, actual 2010 unit production costs would have been $0.20 less.

Exhibit 5.1

Comment 21.        We note that the opinion states that the shares being registered “have been validly issued by the Company and are fully paid and non-assessable.”  Please tell us whether the shares underlying the warrants have been issued, and obtain a revised opinion as needed.

Response:             The shares underlying the warrants have not yet been issued.  A revised legal opinion has been filed with Amendment No. 2 as Exhibit 5.1.

Closing Comments

In accordance with Rules 460 and 461 regarding requests for acceleration, the Company acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact Theresa M. Mehringer, Esq. or Peter F. Waltz at 303-796-2626, or via e-mail at tmehringer@bfw-law.com or pwaltz@bfw-law.com, if you need more information or have additional comments.

Sincerely,

/s/ Kevin D. Struzeski

Kevin D. Struzeski, CFO

cc:           Theresa M.  Mehringer

(via:  tmehringer@bfw-law.com)